1278832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act Securities Exchange Act of 1934
Section 240.17a-5
Rule 17a-5
Public Availability Jan. 16, 2004

04005235

January 9, 2004

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Mr. Michael E. Stupay
Senior Managing Director
Integrated Management Solutions
39 Broadway, Suite 1601
New York, NY 10006-3003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Stupay:

This is in response to your letter dated December 19, 2003, in which you request, on behalf of HMC Securities LLC ("Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm is a registered broker-dealer required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. On December 19, 2003, the Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. In addition, the Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. This position is taken on the condition that the Firm's Form BDW becomes effective not later than sixty days after December 19, 2003, the date it was filed with the Commission.

1202847

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Mr. Marc Voltz, NASD

MMA/rg

INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: 212-897-1697
E-Mail: mstupay@intman.com

December 19, 2003

Mark Attar Esq.
Securities and Exchange Commission

VIA E-Mail attarm@sec.gov

Dear Mark,

On behalf of our client, HMC Securities LLC (SEC File # 8-65631 CRD# 124074), we hereby request an exemption from the requirement to file audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the fiscal year ending December 31, 2003. On December 17, 2003, the firm filed Form BDW covering its withdrawal as a registered broker-dealer. Further, the firm owed no money or securities to broker dealers and never had customer accounts.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me at the above number.

Very truly yours,

Michael E. Stupay
Senior Managing Director

MES:ab
attar HMC exemption